AB 3/5

[redacted]

09058409

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47565

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UW Investment Services,

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 17th Street, Suite 2100
(No. and Street)

Denver (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin C. Hirsh 720-956-6503
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name - *if individual, state last, first, middle name)*

15233 Ventura Boulevard (Address) Sherman Oaks (City) CA (State) 91403 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Benjamin C. Hirsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UW Financial Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

By: UW Financial Services, Inc.

Signature

NOTARY PUBLIC LINDA A. SELUB STATE OF COLORADO

Notary Public My commission expires 5/22/2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UW INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of
United Western Bancorp, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
December 31, 2008 and 2007

Filed Pursuant to Section 17 of the Securities Exchange
Act of 1934 and Rule 17a-5(e) Thereunder as a Public Document

UW INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of United Western Bancorp, Inc.)
Denver, Colorado

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
December 31, 2008 and 2007

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors
UW Investment Services, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of UW Investment Services, Inc. (the Company), a wholly owned subsidiary of United Western Bancorp, Inc., as of December 31, 2008, and the related statement of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of UW Investment Services, Inc. as of December 31, 2007 and for the year then ended were audited by others auditors whose reported dated February 27, 2008, expressed and unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2008 financial statements referred to above present fairly, in all material respects, the financial position of UW Investment Services, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2008 financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic 2008 financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Sherman Oaks, California
February 24, 2009

UW INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of United Western Bancorp, Inc.)
STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

	2008	2007
ASSETS		
Cash and cash equivalents	$ 272,256	$ 520,555
Restricted cash maintained at clearing organization	100,000	100,000
Other accounts receivable and commissions receivable	1,300	1,300
Furniture and equipment, net	6,653	10,854
Prepaid expenses and other assets	5,580	4,729
Income taxes receivable from Parent and deferred taxes	108,408	71,707
Total assets	$ 494,197	$ 709,145
LIABILITIES AND STOCKHOLDER'S EQUITY		
Compensation payable and other liabilities	$ 2,873	$ 1,969
Accounts payable due to Parent and affiliated company	10,135	15,990
Accrued expenses	3,871	23,083
Total liabilities	16,879	41,042
Commitments and contingencies (Note 7)	-	-
Stockholder's equity		
Common stock, $1 par value, authorized 1,000,000 shares; issued and outstanding 1,000 shares	1,000	1,000
Additional paid-in capital	1,021,408	1,020,895
Accumulated deficit	(545,090)	(353,792)
Total stockholder's equity	477,318	668,103
Total liabilities and stockholder's equity	$ 494,197	$ 709,145

See accompanying notes to financial statements.

UW INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of United Western Bancorp, Inc.)
STATEMENTS OF OPERATIONS
Years Ended December 31, 2008 and 2007

	2008	2007
Revenue:		
Sale of investment company shares	$ 31,427	$ 41,998
Securities and loan commissions	15,600	91,542
Interest and other income	12,208	76,236
Total revenue	59,235	209,776
Operating expenses:		
Compensation and employee benefits	33,468	146,272
Commissions and clearance fees paid to other broker-dealers	14,163	17,524
Communications	2,145	4,107
Occupancy and equipment	31,822	30,773
Regulatory fees	7,399	2,705
Other	269,952	217,214
Total expenses	358,949	418,595
Loss before income taxes	(299,714)	(208,819)
Income tax benefit	(108,416)	(70,258)
Net loss	$ (191,298)	$ (138,561)

See accompanying notes to financial statements.

UW INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of United Western Bancorp, Inc.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2008 and 2007

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances, December 31, 2006	$ 1,000	$ 1,020,666	$ (215,231)	$ 806,435
Share-based compensation expense	-	229	-	229
Net loss	-	-	(138,561)	(138,561)
Balances, December 31, 2007	1,000	1,020,895	(353,792)	668,103
Share-based compensation expense	-	513	-	513
Net loss	-	-	(191,298)	(191,298)
Balances, December 31, 2008	$ 1,000	$ 1,021,408	$ (545,090)	$ 477,318

See accompanying notes to financial statements.

UW INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of United Western Bancorp, Inc.)
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities		
Net loss	$ (191,298)	$ (138,561)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation expense	4,201	5,261
Share-based compensation expense	513	229
Loss on disposal of furniture and equipment	-	1,030
Change in operating assets and liabilities:		
Other accounts receivable and commissions receivable	-	4,489
Prepaid expenses and other assets	(851)	(3,525)
Income taxes receivable from Parent and deferred taxes	(36,701)	66,623
Compensation payable and other liabilities	904	920
Accounts payable due to Parent and affiliated company	(5,855)	6,584
Accrued expenses	(19,212)	(28,576)
Net cash from operating activities	(248,299)	(85,526)
Cash flows from investing activities		
Proceeds from sale of furniture to affiliate	-	330
Net cash from investing activities	-	330
Decrease in cash and cash equivalents	(248,299)	(85,196)
Cash and cash equivalents		
Beginning of year	520,555	605,751
End of year	$ 272,256	$ 520,555

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION

UW Investment Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). On February 5, 1997, United Western Bancorp, Inc., (United or Parent), a thrift holding company, completed the acquisition of the Vintage Group, Inc. (Vintage) with the issuance of 779,592 shares of United's common stock, which was accounted for as a pooling of interests. The Company was a wholly owned subsidiary of Vintage-Delaware Holdings, Inc., until October 31, 2001 when the Company contributed 100% of its outstanding stock to a wholly owned subsidiary of United that was divested in 2006. The Company has an office in Denver, Colorado.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The Company maintains cash of $100,000 in a clearing deposit account and is ultimately responsible for payment of securities purchased and delivery of the securities sold by its customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents: The Company considers all unpledged temporary cash investments with a maturity at date of purchase of three months or less to be cash equivalents. During the years ended December 31, 2008 and 2007, there was no interest paid. During the years ended December 31, 2008 and 2007, the Company paid income taxes of $400 and $1,039, respectively.

Furniture and Equipment: Furniture and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets ranging from two to five years.

Revenue Recognition: Revenues from the sale of investment company shares, which represent fees from sales of mutual funds directed by clients, and securities and loan commissions revenues and expenses are recorded on a trade-date basis as securities transactions are executed.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation: Compensation cost is recognized for restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. The market price of the United's common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. The awards are granted at the United level, but cost is allocated to each subsidiary of the Parent.

Income Taxes: Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company's results of operations are included in the consolidated federal and state income tax returns of United. The Company is charged or receives the benefit for the taxes applicable to its profits or losses calculated on the basis of the consolidated tax returns.

The Company adopted FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), as of January 1, 2007 A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption had no affect on the Company's financial statements.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Accounting Estimates and Assumptions: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

NOTE 3 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

Securities transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily, and pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

During 2007 and 2008, the Company was engaged in limited trading and brokerage activities. The Companies counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2008, the Company had net capital of $355,377, which was $350,377 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.05-to-1 at December 31, 2008. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

NOTE 5 - RELATED-PARTY TRANSACTIONS

Various administrative services are provided by United. Certain expenses allocated to the Company by United based on estimated usage of shared services were $27,097 and $62,905 for the years ended December 31, 2008 and 2007, respectively, which is part of other expenses in the statements of operations. Accounts payable due to Parent and affiliated company at December 31, 2008 and 2007 of $10,135 and $15,990, respectively, were for various operating expenses initially paid by United on behalf of the Company.

(Continued)

NOTE 6 - FURNITURE AND EQUIPMENT

At December 31, 2008 and 2007, the Company's furniture and equipment consisted of the following:

	2008	2007
Equipment	$ 10,164	$ 10,164
Computer hardware	5,737	10,189
	15,901	20,353
Less accumulated depreciation	9,248	9,499
	$ 6,653	$ 10,854

During 2008 and 2007, the Company disposed of furniture and equipment with a cost of $4,452 and $54,305 with related accumulated depreciation of $4,452 and $52,945, respectively. The loss on disposal of $0 and $1,030 is included in other operating expenses for the years ended December 31, 2008 and 2007, respectively.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Operating Leases: The Company currently leases office space on a month to month basis from United.

Rent expense for the years ended December 31, 2008 and 2007 totaled $23,802 and $22,988, respectively, and is included in occupancy and equipment expense.

Litigation: The Company is from time to time party to various litigation matters, in most cases involving ordinary and routine claims incidental to its business. The Company accrues liabilities when it is probable that the future costs will be incurred and such costs can be reasonably estimated. Such accruals are based upon developments to date, the Company's estimates of the outcome of these matters and its experience in contesting, litigating and settling other matters. Because the outcome of most litigation matters is inherently uncertain, the Company will generally only accrue a loss for a pending litigation matter if, for example, the parties to the matter have entered into definitive settlement agreements or a final judgment adverse to the Company has been entered. Based on evaluation of the Company's litigation matters and discussions with internal and external legal counsel, management believes that an adverse outcome on the matter set forth below, against which no accrual for loss has been made at December 31, 2008, is reasonably possible but not probable, and that the outcome with respect to this matter, if adverse, is reasonably likely to have a material adverse impact on the consolidated financial position, results of operations or cash flows of the Company.

(Continued)

NOTE 7 - COMMITMENTS AND CONTINGENCIES (Continued)

United Heritage Financial Group, Inc. and United Heritage Life Insurance Company v. First Matrix Investment Services et al, On October 27, 2006, a complaint was filed against the Company and First Matrix Investment Services (now known as UW Investment Services or "UWIS"), along with Brian Curd and Kent Snodgrass, former employees of First Matrix, in Idaho State District Court alleging violations of state securities laws, the Idaho Consumer Protection Act and fraud arising from the sale of an approximately $1.7 million mortgage-backed bond from First Matrix to one of the plaintiffs. The case, which was subsequently removed to the U.S. District Court in Idaho on December 12, 2006, is based on the plaintiffs' claims that First Matrix should have made certain disclosures regarding the risk of the withdrawal of a USDA government guarantee of the bond, which withdrawal subsequently occurred and the bond went into default. In June of 2007, the court dismissed the underwriter, Duncan Williams, from the lawsuit based on lack of personal jurisdiction; however, based on the testimony of certain depositions in this matter, the court has scheduled an evidentiary hearing in March of 2009 to determine whether the court does have personal jurisdiction over Duncan William. The Company and First Matrix may seek indemnification for the claims made against them in this case from the underwriter or from other potentially responsible parties. While the defendants' liability, if any, to the plaintiffs in this case is uncertain at this time, the Company believes that the defendants have meritorious defenses to the plaintiffs' claims.

NOTE 8 - DEFINED CONTRIBUTION PLAN

The Company has a 401(k) defined contribution plan (the Plan) through United covering all employees twenty-one years of age and older who have elected to participate in the Plan. Each participant may make pretax contributions to the Plan up to the lesser of the amount allowed by the Internal Revenue Code or 100% of such participant's earnings. The Company matches 50% of participant contributions on the first 6% of compensation deferred, not to exceed 3% of the participant's compensation. The Plan provides for vesting of matching contributions over a three year period; 20% after one year, 40% after two years and 100% after three years. The Company contributed $1,200 and $3,444 for the years ended December 31, 2008 and 2007, respectively, which is included in compensation and employee benefits expense in the statements of operations.

(Continued)

NOTE 9 - INCOME TAXES

For the years ended December 31, 2008 and 2007, the income tax benefit varied from the amount computed at the statutory federal rate of 35%. Income taxes are as follows:

	2008	2007
Federal tax at statutory rates	$ (104,900)	$ (73,087)
Surtax exemption	5,333	8,815
State income taxes, net of federal benefit	(9,006)	(6,261)
Net effect of permanent differences	157	275
	$ (108,416)	$ (70,258)

The income tax benefit for the years ended December 31, 2008 and 2007 is comprised of $94,560 and $60,626, respectively, of federal income tax benefit and $13,856 and $9,632, respectively, of state tax benefits.

At December 31, 2008, a deferred tax asset of $611, related to depreciation and share-based compensation expense, was included in income taxes receivable from Parent and deferred taxes on the statement of financial condition. At December 31, 2007, a deferred tax liability of $8 was included in compensation payable and other liabilities. At December 31, 2008 and 2007, the Company had an income tax receivable from United in the amount of $107,797 and $71,707, respectively, which principally represents the income tax loss incurred for the respective years. The Company anticipates collection of the December 31, 2008, income tax receivable balance prior to April 30, 2009 from United.

SUPPLEMENTARY INFORMATION PURSUANT
TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

UW INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of United Western Bancorp, Inc.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

Net capital:	
Total stockholder's equity per the accompanying financial statements	$ 477,318
Deductions and/or charges:	
Nonallowable assets:	
Unsecured accounts receivable	1,300
Furniture and equipment, net	6,653
Prepaid expenses and other assets	5,580
Income taxes receivable from Parent and deferred taxes	108,408
Total nonallowable assets	121,941
Net capital	$ 355,377
Aggregate indebtedness:	
Items included in statement of financial condition:	
Compensation payable and other liabilities	$ 2,873
Accounts payable due to Parent and affiliated company	10,135
Accrued expenses	3,871
Total aggregate indebtedness	$ 16,879
Computation of basic net capital requirement:	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 1,125
Minimum dollar net capital requirement of reporting broker-dealer	5,000
Net capital requirement (greater of above two minimum requirement amounts)	5,000
Net capital in excess of required minimum	350,377
Ratio: Aggregate indebtedness to net capital	.05 to 1

The information on this schedule is in agreement in all material respects with that reported by the Company on the unaudited FOCUS Report, Part II, as of December 31, 2008.

UW INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of United Western Bancorp, Inc.)
STATEMENT REGARDING RULE 15c3-3
December 31, 2008

Computation For Determination Of Reserve Requirements

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Information Relating To Possession Or Control

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

The information on this schedule is in agreement in all material respects with that reported by the Company on the unaudited FOCUS Report, Part II, as of December 31, 2008.

Crowe Horwath.
Crowe Horwath LLP
Member Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
UW Investment Services, Inc.

In planning and performing our audit of the financial statements of UW Investment Services, Inc. (the Company), a wholly owned subsidiary of United Western Bancorp, Inc., as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the Company's management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Sherman Oaks, California
February 24, 2009

END